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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               ELECTRIC CITY CORP.
                              (Name of the Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   284868 10 6
                                 (CUSIP Number)

                                 Robert T. Ladd
                           Duke Capital Partners, LLC
                                128 S. Tryon St.,
                                   Suite 1100
                               Charlotte, NC 28202
                                 (704) 373-4191

                                    Copy to:
                                 Jeffrey S. Hay
                                McGuireWoods LLP
                       100 North Tryon Street, Suite 2900
                               Charlotte, NC 28202
                                 (704) 373-8983
                 (Name, address and Telephone Number of Persons
                Authorized to Receive Notice and Communications)

                                September 7, 2001
             (Date of Event Which Requires Filing of this Statement)

              If the filing person has previously filed a statement
       on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of
       Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]
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                                  SCHEDULE 13D

CUSIP No. 284868 10 6

1.       Name of Reporting Person; S.S. or I.R.S. Identification No. of Above
         Person
         DUKE ENERGY CORPORATION; 56-0205520

2.       Check the Appropriate Box if a Member of a Group*
         (a)      [_]
         (b)      [X]

3.       SEC Use Only

4.       Source of Funds
         N/A

5.       Check Box if Disclosure of Legal Proceedings is Required to
         Items 2(d) or 2(e)
         [_]

6.       Citizenship or Place of Organization
         NORTH CAROLINA, UNITED STATES

Number of Shares Beneficially Owned By Each Reporting Person With

         7.       Sole Voting Power                                      0

         8.       Shared Voting Power*                           5,830,217

         9.       Sole Dispositive Power                                 0

         10.      Shared Dispositive Power*                      5,830,217

11.      Aggregate Amount Beneficially Owned by
         Each Reporting Person                                   5,830,217

12.      Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares [_]

13.      Percent of Class Represented by Amount in Row 11              16%

14.      Type of Reporting Person
         CO

* The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

                                       2
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                                  SCHEDULE 13D

CUSIP No. 284868 10 6

1.       Name of Reporting Person; S.S. or I.R.S. Identification No. of Above
         Person
         DUKE CAPITAL CORPORATION; 51-0282142

2.       Check the Appropriate Box if a Member of a Group*
         (a)      [_]
         (b)      [X]

3.       SEC Use Only

4.       Source of Funds
         N/A

5.       Check Box if Disclosure of Legal Proceedings is Required to
         Items 2(d) or 2(e)
         [_]

6.       Citizenship or Place of Organization
         DELAWARE, UNITED STATES

Number of Shares Beneficially Owned By Each Reporting Person With

         7.       Sole Voting Power                                      0

         8.       Shared Voting Power*                           5,830,217

         9.       Sole Dispositive Power                                 0

         10.      Shared Dispositive Power*                      5,830,217

11.      Aggregate Amount Beneficially Owned by
         Each Reporting Person                                   5,830,217

12.      Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares [_]

13.      Percent of Class Represented by Amount in Row 11              16%

14.      Type of Reporting Person
         CO

* The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

                                       3
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                                  SCHEDULE 13D

CUSIP No. 284868 10 6

1.       Name of Reporting Person; S.S. or I.R.S. Identification No. of Above
         Person
         DUKE CAPITAL PARTNERS, LLC 56-2186625

2.       Check the Appropriate Box if a Member of a Group*
         (a)      [_]
         (b)      [X]

3.       SEC Use Only

4.       Source of Funds
         WC

5.       Check Box if Disclosure of Legal Proceedings is Required to
         Items 2(d) or 2(e)
         [_]

6.       Citizenship or Place of Organization
         DELAWARE, UNITED STATES

Number of Shares Beneficially Owned By Each Reporting Person With

         7.       Sole Voting Power                                      0

         8.       Shared Voting Power*                           5,830,217

         9.       Sole Dispositive Power                                 0

         10.      Shared Dispositive Power*                      5,830,217

11.      Aggregate Amount Beneficially Owned by
         Each Reporting Person                                   5,830,217

12.      Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares [_]

13.      Percent of Class Represented by Amount in Row 11              16%

14.      Type of Reporting Person
         OO

* The Reporting Person expressly disclaims the existence of any group.

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ITEM 1. SECURITY AND ISSUER

Pursuant to Rule 13d-1(a) under the Securities and Exchange Act of 1934, as amended, the undersigned hereby files their Schedule 13D Statement dated September 13, 2001, relating to the common stock, par value $0.0001 per share (the "Common Stock"), of Electric City Corp. (the "Issuer" or the "Company"), a corporation incorporated under the laws of Delaware. The Issuer's principal executive offices are located at 1280 Landmeier Road, Elk Grove Village, IL 60007.

ITEM 2. IDENTITY AND BACKGROUND

(a)      Name of Persons Filing this Statement (the "Reporting Persons"):

         (1) Duke Energy Corporation, a North Carolina corporation ("Duke Energy");

         (2)      Duke Capital Corporation, a Delaware corporation ("DCC"); and

         (3) Duke Capital Partners, LLC, a Delaware limited liability company ("DCP").

(b)      The business addresses of the Reporting Persons:

         (1)      Duke Energy Corporation
                  526 South Church Street
                  Charlotte, North Carolina 28201-1006

         (2)      Duke Capital Corporation
                  422 South Church Street
                  Charlotte, NC 28202-1904

         (3)      Duke Capital Partners, LLC
                  128 S. Tryon St., Suite 1100
                  Charlotte, NC 28202

(c)      Present Principal Occupation or Employment of the Reporting Persons:

         (1) Duke Energy Corporation is an integrated energy and energy services provider with the ability to offer physical delivery and management of both electricity and natural gas throughout the U.S. and abroad.

         (2) Duke Capital Corporation is a wholly owned subsidiary of Duke Energy Corporation and serves as the parent company for certain of Duke Energy's non-utility and other operations.

         (3) Duke Capital Partners, LLC is wholly-owned by Duke Capital Corporation and is a merchant finance company that provides financing, investment banking and asset management services to wholesale and commercial energy markets.

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(d) During the past five years, none of the persons referred to in paragraph (a)
above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the persons referred to in paragraph (a) above has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) Each of the Reporting Persons identified in this Item 2 is a United States citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         DCP and four additional investors entered into the Securities Purchase Agreement, dated as of July 31, 2001, with the Company (the "Securities Purchase Agreement") to acquire certain classes of the Company's securities. The transactions contemplated by the Securities Purchase Agreement were consummated on September 7, 2001. Under the terms of the Securities Purchase Agreement, DCP purchased $4,000,000 of the Company's securities as described more fully below.

         The source of funds for the purchase of the securities pursuant to the Securities Purchase Agreement came from DCP's working capital.

         DCP is currently deemed to have beneficial ownership of the securities to be issued pursuant to the Securities Purchase Agreement because it owns Common Stock directly or has the right to acquire Common Stock indirectly through the conversion of the Series A Convertible Preferred Stock ("Convertible Preferred Stock") or the exercise of warrants to purchase Common Stock or Convertible Preferred Stock, as applicable, within sixty days of September 7, 2001.

         It is anticipated that the source of funds for the exercise of the warrants issued under the Securities Purchase Agreement will be provided by DCP's working capital.

ITEM 4. PURPOSE OF THE TRANSACTION

         DCP acquired for investment purposes $4,000,000 of the Company's Convertible Preferred Stock, warrants to purchase shares of Convertible Preferred Stock, shares of Common Stock and warrants to purchase shares of Common Stock pursuant to the Securities Purchase Agreement.

         The Company's board of directors is currently comprised of eight members. Under the terms of the Securities Purchase Agreement, holders of the Convertible Preferred Stock have the right to elect up to four additional directors, at which time the Company's board of directors will consist of 12 directors. DCP has the right to elect one director of the Company.

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         The Reporting Persons expect to evaluate on a continuing basis their goals and objectives and general economic and equity market conditions, as well as the Company's business operations and prospects. Based on such evaluations, from time to time in the future, DCP may (1) convert the Convertible Preferred Stock into Common Stock, (2) exercise the warrants to purchase the Convertible Preferred Stock, and subsequently convert such stock into Common Stock, or (3) exercise the warrants to purchase Common Stock for investment purposes. The Reporting Persons may otherwise make additional purchases of the Company's Common Stock. The Reporting Persons may, subject to the Investor Rights Agreement and the Stock Trading Agreement (defined below), from time to time sell all or a portion of the Common Stock that they now hold either in private placements, in the open market pursuant to Rule 144, to the extent such rule is available for such sales, or otherwise in conformance with the federal securities laws.

         Except as set forth above (including the matters described in Item 6 below which are incorporated in this Item 4 by reference), none of the Reporting Persons has any plans or proposals that relate to or would result in any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons, however, may at any time and from time to time, review or reconsider their position with respect to any of such matters.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)

(1) Duke Energy, as the ultimate parent of DCP, may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 5,830,217 shares of Common Stock, which, based on the calculations made in accordance with Rule 13d-3 of the Exchange Act, and there being 36,552,285 shares of Common Stock outstanding, represents 16% of the Common Stock outstanding.

(2) DCC, as the sole member of DCP, may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 5,830,217 Common Shares, which, based on the calculations made in accordance with Rule 13d-3 of the Exchange Act, and there being 36,552,285 shares of Common Stock outstanding, represents 16% of the shares of the Common Stock outstanding.

(3) DCP is the beneficial owner of 5,830,217 shares of Common Stock, which, based on the calculations made in accordance with Rule 13d-3 of the Exchange Act and there being 36,552,285 shares of Common Stock outstanding, represents 16% of the Common Stock outstanding.

         Duke Energy and DCC expressly disclaim (a) the existence of any group, and (b) beneficial ownership with respect to any shares of Common Stock. DCP expressly disclaims the existence of any group.

(b) The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference.

(c) Except as described herein, neither Duke Energy, DCC nor DCP has effected any transactions in the Common Stock during the past sixty
         (60) days.

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(d)      No person, other than the Reporting Persons, is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by the Reporting Persons.

(e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
        WITH RESPECT TO SECURITIES OF THE ISSUER.

         On July 31, 2001, DCP and four additional investors entered into the Securities Purchase Agreement with the Company. The transactions contemplated by the Securities Purchase Agreement were consummated on September 7, 2001. Pursuant to the terms of the Securities Purchase Agreement, DCP and the investors collectively purchased $16,000,000 in aggregate amount of the Company's Convertible Preferred Stock, warrants to purchase Convertible Preferred Stock, shares of the Common Stock and warrants to purchase Common Stock. DCP purchased for $4,000,000 the following securities:

         o        400,000 shares of Convertible Preferred Stock;
         o warrants to purchase 100,000 shares of Convertible Preferred Stock at an initial exercise price of $10.00 per share;
         o        80,217 shares of Common Stock; and
         o warrants to purchase 750,000 shares of Common Stock at an initial exercise price of $1.00 per share.

         The Convertible Preferred Stock is convertible beginning on November 6, 2001 into shares of Common Stock at the option of the holder as determined by dividing $10.00 by the conversion price, which has been initially set at $1.00, multiplied by each share of Convertible Preferred Stock, subject to adjustments as set forth in the Securities Purchase Agreement. Based on the initial conversion ratio, DCP has the right to acquire 5,000,000 shares of Common Stock as a result of the conversion of the Convertible Preferred Stock and the exercise of the warrants to purchase Convertible Preferred Stock that it will receive upon the closing of the transaction. Each outstanding share of Convertible Preferred Stock will be entitled to dividends at a rate of 10% per year of its stated value, which is $10.00. The Company may pay dividends in cash or additional shares of Convertible Preferred Stock until the first dividend payment that occurs after three years following the initial issuance of the Convertible Preferred Stock. After that date, dividends must be paid in cash and the dividend rate increases 0.5% every six months to a maximum rate of 15% per year.

         Pursuant to the terms of the Convertible Preferred Stock, DCP and the additional investors have the right to elect up to four directors of the twelve-member board of directors, subject to decrease depending on the number of shares of Convertible Preferred Stock outstanding. Depending on the number of shares of Convertible Preferred Stock outstanding, the holders will also have special approval rights to approve certain matters in which the Company proposes to engage.

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         In connection with the Securities Purchase Agreement, the Company entered into certain ancillary agreements -- the Investor Rights Agreement, the Stockholders Agreement and the Stock Trading Agreement. Under the terms of the Investor Rights Agreement, dated as of July 31, 2001 (the "Investor Rights Agreement"), which became effective on September 7, 2001, the investors and the Company have the right to require the Company to register the shares of Common Stock received directly or indirectly pursuant to the Securities Purchase Agreement. The investors and the placement agent, as a group, have the right to demand an aggregate of four registrations representing at least $5 million of market value. The investors and the placement agent are also entitled to customary "piggyback" registration rights. Under the Investors Rights Agreement, the investors and the placement agent have a right of first offer with respect to future sales by the Company of its capital stock to permit such parties to maintain their percentage ownership interests.

         On July 31, 2001, the investors and the Company entered into the Stockholders Agreement (the "Stockholders Agreement"), which became effective on September 7, 2001. Under the Stockholders Agreement, each investor has the right to designate one member to the Board of Directors and to have a representative attend all meetings of the Board of Directors as a board observer so long as it holds at least 200,000 shares of Convertible Preferred Stock. Additionally, the investors and the Company have agreed that for so long as an investor owns at least 2,000,000 shares of Common Stock, subject to adjustments, a representative of such investor is entitled to attend all meetings of the Board of Directors as an observer if such investor does not have a designated board member. Each investor also agrees that if it converts more than 50% of the Convertible Preferred Stock it purchases under the Securities Purchase Agreement, it will, at the request of the Company, convert the remainder of its Convertible Preferred Stock.

         On July 31, 2001, the investors, the placement agent and certain officers of the Company entered into the Stock Trading Agreement (the "Stock Trading Agreement") that limits their ability to sell Common Stock into the public market. The Stock Trading Agreement became effective on September 7, 2001. The parties to the Stock Trading Agreement may not sell their shares of Common Stock until the Company has completed a qualified primary offering, as set forth in the Stock Trading Agreement, without complying with the sale restrictions set forth in such agreement. If the Company does not complete a qualified public offering within 18 months after the closing of the Securities Purchase Agreement, the parties may sell their shares subject to certain trading volume and block sale limitations set forth in the Stock Trading Agreement. Each party to the Stock Trading Agreement and the Company has a right of first offer if any other party to the Stock Trading Agreement intends to sell its shares in a private transaction. The Stock Trading Agreement will terminate September 7, 2004. However, if a qualified primary offering is completed within three years after the Stock Trading Agreement becomes effective, the Stock Trading Agreement will terminate 18 months after the completion of the qualified primary offering.

         Except as set forth above, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

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ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT
NO.                                 DESCRIPTION

1.       Joint Filing Agreement.

2. Securities Purchase Agreement, dated as of July 31, 2001, by and among Electric City Corp., Newcourt Capital USA Inc., Duke Capital Partners, LLC, Morgan Stanley Dean Witter Equity Funding, Inc., Originators Investment Plan, L.P. and EP Power Finance, L.L.C.**

3. Investor Rights Agreement, dated as of July 31, 2001, by and among Electric City Corp. and the Parties set forth on Schedule I thereto.**

4. Stockholders Agreement, dated as of July 31, 2001, by and among Electric City Corp. and the Parties set forth on Schedule I thereto.**

5. Stock Trading Agreement, dated as of July 31, 2001, by and among Electric City Corp., Newcourt Capital Securities, Inc., Newcourt Capital USA Inc., EP Power Finance, L.L.C., Morgan Stanley Dean Witter Equity Funding, Inc., Originators Investment Plan, L.P., Duke Capital Partners, LLC and each of the Members of Management of Electric City Corp.**


-------------
*  Previously filed.

** Filed as an Exhibit by the Company in its Quarterly Statement on Form 10-QSB filed on August 13, 2001.

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SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


         September 13, 2001


                                   DUKE CAPITAL PARTNERS, LLC


                                   By:
                                       ---------------------------------------
                                   Name:  Robert T. Ladd
                                   Title: Manager, President and Chief
                                          Executive Officer


                                   DUKE CAPITAL CORPORATION


                                   By:
                                       ---------------------------------------
                                   Name:  Richard J. Osborne
                                   Title: Vice President and Chief
                                          Risk Officer


                                   DUKE ENERGY CORPORATION


                                   By:
                                       ---------------------------------------
                                   Name:  Richard J. Osborne
                                   Title: Executive Vice President and
                                          Chief Risk Officer

                                       11
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                                  EXHIBIT INDEX


EXHIBIT
NO.                                 DESCRIPTION

1.       Joint Filing Agreement.

2. Securities Purchase Agreement, dated as of July 31, 2001, by and among Electric City Corp., Newcourt Capital USA Inc., Duke Capital Partners, LLC, Morgan Stanley Dean Witter Equity Funding, Inc., Originators Investment Plan, L.P. and EP Power Finance, L.L.C.**

3. Investor Rights Agreement, dated as of July 31, 2001, by and among Electric City Corp. and the Parties set forth on Schedule I thereto.**

4. Stockholders Agreement, dated as of July 31, 2001, by and among Electric City Corp. and the Parties set forth on Schedule I thereto.**

5. Stock Trading Agreement, dated as of July 31, 2001, by and among Electric City Corp., Newcourt Capital Securities, Inc., Newcourt Capital USA Inc., EP Power Finance, L.L.C., Morgan Stanley Dean Witter Equity Funding, Inc., Originators Investment Plan, L.P., Duke Capital Partners, LLC and each of the Members of Management of Electric City Corp.**

-------------
*  Previously filed.

** Filed as an Exhibit by the Company in its Quarterly Statement on Form 10-QSB filed on August 13, 2001.

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                             JOINT FILING AGREEMENT

Duke Energy Corporation, Duke Capital Corporation and Duke Capital Partners, LLC each hereby agree that this Schedule 13D filed herewith and any amendments hereto relating to the acquisition of shares of Common Stock and other securities of Electric City Corp. is filed jointly on behalf of such persons.

September 13, 2001


                                  DUKE CAPITAL PARTNERS, LLC


                                  By:
                                      -----------------------------------------
                                  Name:  Robert T. Ladd
                                  Title: Manager, President and Chief
                                         Executive Officer

                                  DUKE CAPITAL CORPORATION


                                  By:
                                      -----------------------------------------
                                  Name:  Richard J. Osborne
                                  Title: Vice President and Chief
                                         Risk Officer


                                  DUKE ENERGY CORPORATION


                                  By:
                                      -----------------------------------------
                                  Name:  Richard J. Osborne
                                  Title: Executive Vice President and
                                         Chief Risk Officer

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